COMPANY ANNOUNCEMENT

Prana Responds to Press comments on visits by pharmaceutical executives.

MELBOURNE, Australia - March 4, 2008: Prana Biotechnology Limited (NASDAQ: PRAN / ASX: PBT), has become aware of certain comments which appeared in today’s press which have followed on from the release of 26 February 2008 when Prana announced the successful outcome of its Phase IIa Clinical Trial of PBT2 in Early Alzheimer’s Disease. The comments relate to a visit to Prana by pharmaceutical company executives and expressed the belief that Prana was engaged in confidential commercial discussions to fund further trials of PBT2.

The Directors of Prana have received legal advice that under the Listing Rules of the Australian Stock Exchange the Company is obliged to clarify the situation with this press release.

The Company confirms that it has entered into confidentiality arrangements with several large pharmaceutical companies and is in various stages of discussion in respect of the licencing of its lead compound PBT2. The Company wishes to emphasise that neither Prana nor any other party is obliged to conclude a transaction.

The Company is delighted with the outcome of the recent clinical trial as it demonstrated the safety and tolerability of PBT2 in the 12 week trial. The trial also demonstrated significant reductions in Abeta 42 in patients with early Alzheimer’s Disease and significant improvements in Executive Function performance in select cognitive tests. The positive outcomes from the trial were viewed as a pre-requisite to advancing negotiations with a number of interested parties as well as attracting the interest of new parties.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer's Disease and other major age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information, please visit the Company’s web site at www.pranabio.com

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on From 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contact:

Prana Biotechnology Limited
T: +61 3 9349 4906